UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

YACHT FINDERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52528 Commission File Number	76-0736467 (I.R.S. Employer Identification Number)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(Address of principal executive offices)

(212) 818-8800

(Issuer’s Telephone Number)

YACHT FINDERS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

March 25, 2022

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF YACHT FINDERS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Yacht Finders, Inc.

INTRODUCTION

This Information Statement is being mailed on or about March 26, 2022 to the holders of record at the close of business on March 22, 2022 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Yacht Finders, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the transmission to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH AN ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE OF CONTROL

On March 22, 2022 (the “Closing Date”), Fountainhead Capital Management Limited, a Jersey company (the “Seller”), which was the holder of an aggregate of 5,120,000 shares of Common Stock (the “Seller Shares”) entered into a Securities Purchase Agreement (the “Agreement”), by and among Seller, the Company, and Ironbound Partners Fund, LLC, a Delaware limited liability company, Moyo Partners, LLC, a New York limited liability company, Dakota Group, Ltd., a New York limited liability company, and Rise Capital Corp., a New York corporation (each a “Purchaser” and together, the “Purchasers”), pursuant to which Seller sold the Seller Shares to the Purchasers and contributed a promissory note issued by the Company in favor of Seller in the amount of $832,305 (the “Note”) plus accrued interest, which as of March 17, 2002 was $348,158, to the Company’s capital (the “Transactions”). Following the Transactions, the Purchasers beneficially own, in aggregate, approximately 98.48% of the Company’s issued and outstanding Common Stock as follows: Ironbound Partners Fund, LLC, approximately 65.49%; Moyo Partners, LLC, approximately 18.71%; Dakota Group, Ltd., approximately 9.36%; and Rise Capital Corp., approximately 4.92%.

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DIRECTORS AND EXECUTIVE OFFICERS

Change in Majority of Board of Directors

On the Closing Date, Thomas W. Colligan, the sole director of the Company at that time, authorized an increase in the number of directors on the Board from one to two and appointed Jonathan J. Ledecky as a director to fill the vacancy on the Board created by this increase. In addition, on the Closing Date, Mr. Colligan resigned as Chief Executive Officer, Chief Financial Officer, President and Treasurer and the Board appointed Mr. Ledecky as Chief Executive Officer and Chief Financial Officer of the Company and Arnold P. Kling as President, Treasurer and Secretary of the Company. Mr. Colligan also resigned from the Board effective as of the 10th day following the mailing of this Information Statement to all holders of record of our Common Stock on the Record Date.

Directors and Executive Officers before Consummation of the Transaction

Mr. Colligan has tendered his resignation as a director of the Company to take effect ten days after mailing of this Information Statement to all holders of record of our Common Stock and resigned as the Chief Executive Officer, Chief Financial Officer, President and Treasurer of the Company on the Closing Date. Set forth below is Mr. Colligan’s age, all positions and offices that he held with us, the period during which he has served as such, and his business experience during at least the last five years.

Name	Age	Position(s) with the Company
Thomas W. Colligan	50	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Director

Thomas W. Colligan has been our Director, Chief Executive Officer, Chief Financial Officer, President and Treasurer since October 2007. He is also currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;” “Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan has an MBA degree from Frostburg State University in Maryland. Other than Yacht Finders, Inc., Mr. Colligan is not a director, executive officer or significant shareholder of any other public reporting company.

Directors and Executive Officers After Consummation of the Transactions

Effective on the Closing Date, the Board appointed Mr. Ledecky as a member of the Board and as our Chief Executive Officer and Chief Financial Officer, and Mr. Kling as our President, Treasurer and Secretary. Following ten days after mailing of this Information Statement to all holders of record of our Common Stock and the effectiveness of Mr. Colligan’s resignation as a director, Mr. Ledecky will be the sole director of the Company. Set forth below are Mr. Ledecky’s and Mr. Kling’s age, all positions and offices that each holds with us, the period during which each has served as such, and each’s business experience during at least the last five years.

Name	Age	Position(s) with the Company
Jonathan J. Ledecky	64	Chief Executive Officer, Chief Financial Officer and Director
Arnold P. Kling	63	President, Treasurer and Secretary

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Jonathan J. Ledecky has been a Director, Chief Executive Officer and Chief Financial Officer of the Company since March 22, 2022. Mr. Ledecky has been a co-owner of the National Hockey League’s New York Islanders franchise since October 2014. He also serves as an Alternate Governor on the Board of Governors of the NHL and as President of NY Hockey Holdings LLC. Mr. Ledecky has also served as chairman of Ironbound Partners Fund, LLC, a private investment management fund, since March 1999. He served as President and Chief Financial Officer and as a director of Newtown Lane Marketing, Incorporated from October 2015 until it consummated its merger with Cyxtera Cybersecurity, Inc. (d/b/a AppGate), a cybersecurity company, in October 2021. He has continued to serve as a director of the company (now Appgate Inc.) since such date. He served as the President and Chief Operating Officer and as a director of Northern Star Acquisition Corp. from September 2020 until it consummated an initial business combination with Barkbox, Inc., an omnichannel brand serving dogs across the four key categories of play, food, health and home, in June 2021 (NYSE: BARK). He has continued to serve as a director of the company (now Bark, Inc.) since such date. Since November 2020, he has served as the President, Chief Operating Officer and a director of each of Northern Star Investment Corp. II (NYSE: NSTB), Northern Star Investment Corp. III (NYSE: NSTC) and Northern Star Investment Corp. IV (NSTD). Since October 2020, he has also served as Chairman of the Board of Pivotal Investment Corporation III (NYSE: PICC). Each of the foregoing companies is a blank check company that is currently searching for an initial business combination. From July 2019 to December 2020, he was also the Chief Executive Officer and Chairman of the Board of Directors of Pivotal Investment Corporation II (NYSE: PIC), a blank check company that consummated an initial business combination with XL Fleet, a provider of fleet electrification solutions for commercial vehicles in North America. From August 2018 to December 2019, he served as Chairman and Chief Executive Officer of Pivotal Acquisition Corp. (NYSE: PVT), a blank check company that consummated an initial business combination with KLDiscovery Inc., a leading global provider of eDiscovery, information governance and data recovery solutions to corporations, law firms, insurance companies and individuals, in December 2019. Mr. Ledecky continued to serve as a member of the board of KLDiscovery from its merger until June 2021. Mr. Ledecky previously founded U.S. Office Products in October 1994 and served as its Chief Executive Officer until November 1997 and as its Chairman until its sale in June 1998. U.S. Office Products was one of the fastest start-up entrants in the history of the Fortune 500 with sales in excess of $3 billion within its first three years of operation. From 1999 to 2001, Mr. Ledecky was vice chairman of Lincoln Holdings, owners of the Washington sports franchises in the NBA, NHL and WNBA. He has served as a trustee of George Washington University and the U.S. Olympic and Paralympic Foundation, director of the U.S. Chamber of Commerce, and as a commissioner on the National Commission on Entrepreneurship. In 2004, Mr. Ledecky was elected the Chief Marshal of the 2004 Harvard University Commencement, an honor bestowed by his alumni peers for a 25th reunion graduate deemed to have made exceptional contributions to Harvard and the greater society while achieving outstanding professional success. Mr. Ledecky received a B.A. (cum laude) from Harvard University in 1979 and an M.B.A. from the Harvard Business School in 1983. We believe Mr. Ledecky’s qualifications to serve on the Board include his extensive executive leadership and business and entrepreneurial experience, including experience with public shell companies looking to make acquisitions.

Arnold P. Kling has been President, Treasurer and Secretary of the Company since March 22, 2022. Since 2003, Mr. Kling has been managing partner for several private equity investment funds focused on early-stage companies whose technologies have the potential to disrupt their targeted markets. Mr. Kling has also been serving as Vice-Chairman of UAV Turbines, Inc., a privately held Florida based micro-turbine engine manufacturer, since 2011, founding shareholder and a member of the board of directors of Materialytics Technology Corp., a privately held Texas based material provenance/traceability technology, since 2009, as well as a member of the board of directors of H.C. Wainwright & Co, LLC, a leading New York life science investment bank, since 2021. From 2010 to 2019, Mr. Kling was the President and a member of the board of directors of Protalex, Inc. (OTCBB: PRTX), a biotechnology company. From 1999 to 2003 he was Managing Director of Adelphia Holdings, LLC, an investment firm founded in conjunction with a European family office, and from 1995 to 1999, he was Managing Director and general counsel of GH Venture Partners, LLC, a private merchant bank. Prior to that, from 1993 to 1995, he was a senior executive and general counsel of Buckeye Communications, Inc. a Nasdaq listed licensing and multimedia company, and from 1990 through 1993 he was as an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business and a Juris Doctor degree from the Benjamin Cardozo School of Law.

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The business address of the directors and officers of the Company after consummation of the Transactions is: c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. Mr. Ledecky was appointed as a Director, Chief Executive Officer and Chief Financial Officer, and Mr. Kling was appointed as President, Treasurer and Secretary, of the Company pursuant to the Agreement. As described above, Mr. Ledecky is chairman of Ironbound Partners Fund, LLC which owns approximately 65.49% of our Common Stock, and Mr. Kling is manager of Moyo Partners, LLC which owns approximately 18.71% of our Common Stock.

CORPORATE GOVERNANCE

Board Composition/Officers

Effective on the Closing Date, Mr. Colligan, then the sole director of the Company, authorized an increase in the number of directors on the Board from one to two and appointed Mr. Ledecky as a director to fill the vacancy on the Board created by this increase. Following ten days after mailing of this Information Statement to all holders of record of our Common Stock and the effectiveness of Mr. Colligan’s resignation as a director, Mr. Ledecky will be the sole director of the Company. Directors are elected to annual terms by the holders of our Common Stock. Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors or until their earlier resignation or removal. Vacancies in the Board will be filled by majority vote of the remaining directors or in the event that a sole director vacates his position, by a majority of our stockholders. Our directors may be reimbursed by us for expenses incurred in attending meetings of the Board.

Effective on the Closing Date, the Board appointed Mr. Ledecky as Chief Executive Officer and Chief Financial Officer, and Mr. Kling as President, Treasurer and Secretary, of the Company. Officers are elected annually by the Board and serve at the discretion of the Board. Our officers, including any officers we may appoint moving forward, will hold their positions at the pleasure of the Board, absent any employment agreement. In the event we employ or engage any additional officers or directors, they may receive compensation as determined by the Board from time to time.

Board of Directors Independence

The Company is not an issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the Board be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Prior to the consummation of the Transactions Mr. Colligan was not and Mr. Ledecky is not “independent” as defined in Section 4200(a)(15) of NASDAQ Stock Market Rules.

Meetings

During the Company’s last fiscal year, the Board took no action by meeting or by consent.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange, we are not presently required to have Board committees. Prior to the consummation of the Transactions, we had one director. As of the Closing Date, we have two directors. Following ten days after mailing of this Information Statement to all holders of record of our Common Stock and the effectiveness of Mr. Colligan’s resignation as a director, Mr. Ledecky will be the sole director of the Company. As such we do not currently have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. The functions that might be delegated to such committees are carried out by our Board, to the extent required. Mr. Ledecky qualifies as an “audit committee financial expert” as such term is defined in the rules of the Securities and Exchange Commission (the “SEC”). During the years ended December 31, 2021 and 2020, we did not compensate any person for serving on the Board.

We have not adopted any procedures by which security holders may recommend nominees to the Board.

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Board Leadership Structure and Role in Risk Oversight

Prior to the consummation of the Transactions, we had one director. As of the Closing Date, we have two directors. Following ten days after mailing of this Information Statement to all holders of record of our Common Stock and the effectiveness of Mr. Colligan’s resignation as a director, Mr. Ledecky will be the sole director of the Company. At present, we have determined that this leadership structure is appropriate for the Company due to our limited operations and resources.

The Board recognizes that the leadership structure is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This allows the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Code of Ethics

The Board has adopted a code of ethics (the “Code of Ethics”) that our officers, directors and any person who may perform similar functions are subject to. Mr. Ledecky and Mr. Kling are each subject to the Code of Ethics and Mr. Colligan is subject to the Code of Ethics until his resignation form the Board is effective. If we retain additional or different officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the Board would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Since following the effectiveness of Mr. Colligan’s resignation from the Board, Mr. Ledecky will serve as the sole director, he will be responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics.

Hedging Transactions

The Company has not adopted any practices or policies regarding the ability of employees (including officers) or directors, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities either (i) granted to the employee or director by the registrant as part of the compensation of the employee or director; or (ii) held, directly or indirectly, by the employee or director.

Securityholder Communications

The Board has not adopted a formal process by which securityholders send communications to the Board. The Board expects to maintain an open line of communication with securityholders should they desire to communicate with the Company. As a result, the Board believes that communications in the future will be sent to Mr. Ledecky without the need to adopt any formal process.

Adverse Relationships and Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to the Company or has a material interest adverse to our company.

During the past ten years no current director, executive officer, promoter or control person of the Company has to its knowledge been involved in any legal proceedings that would require disclosure pursuant to Item 401(f) of Regulation S-K as promulgated under the Securities Act of 1933 as amended.

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Indemnification Agreement

The Company entered into an indemnification agreement with each of Mr. Ledecky and Mr. Kling dated as of the Closing Date. The Company had previously entered into an indemnification agreement with Mr. Colligan. The agreements require the Company to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Ledecky, Kling or Colligan, as the case may be, in connection with any action he takes while a director, officer or as an agent on behalf of the Company.

Director and Officer Compensation

Mr. Colligan has not received any compensation during his tenure as the sole officer and director of the Company. Additionally, he has not been awarded, earned or been paid any stock options, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the SEC during that period. We have not established a policy to provide compensation to our directors or officers for services in such capacity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, our authorized capitalization consisted of (i) 80,000,000 shares of Common Stock, of which 5,199,000 shares of Common Stock were issued and outstanding, and (ii) 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which no shares of Preferred Stock were issued and outstanding.

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Common Stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board in its discretion from funds legally available for dividends. Holders of our Common Stock have no preemptive rights to purchase our Common Stock.

We have not issued any Preferred Shares, nor do we have any current plan to issue any Preferred Shares.

The following tables set forth certain information regarding beneficial ownership of our Common Stock as of the Closing Date (prior to and after the consummation of the Transactions) by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each of our directors and executive officers, and (iii) all executive officers and directors as a group. The table regarding information after the consummation of the Transactions also gives effect to Mr. Colligan’s resignation from all positions with the Company (including his resignation as a director which will take place 10 days following the mailing of this Information Statement).

The number of shares of common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Security Ownership Prior to the Consummation of the Transactions

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares (1)
Fountainhead Capital Management Limited 13 Castle Street St. Helier, Jersey JE2 3BT Channel Islands	5,120,000	98.48%

Thomas W. Colligan 5528 Westcott Circle Frederick, Maryland	0	0.00%

Officers and directors as a group (one person)	0	0.00%

(1)	All percentages for common stock are calculated based upon a total of 5,199,000 shares outstanding immediately prior to the consummation of the Transactions on the Closing Date, plus, in the case of the person for whom the calculation is made, that number of shares of Common Stock that such person has the right to acquire within 60 days of such date.

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Security Ownership After Consummation of the Transactions

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares (1)

Jonathan J. Ledecky(2) c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	3,404,800	65.49%

Arnold P. Kling(3) c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	972,800	18.71%

Officers and directors as a group (two persons)	4,377,600	84.20%

Ironbound Partners Fund LLC c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	3,404,800	65.49%

Moyo Partners, LLC c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	972,800	18.71%

Dakota Group, Ltd. c/o Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	486,400	9.36%

(1)	All percentages for common stock are calculated based upon a total of 5,199,000 shares outstanding immediately following the consummation of the Transactions on the Closing Date, plus, in the case of the person for whom the calculation is made, that number of shares of Common Stock that such person has the right to acquire within 60 days of such date.
(2)	Includes shares held by Ironbound Partners Fund, LLC, of which Mr. Ledecky is chairman. Mr. Ledecky disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)	Includes shares held by Moyo Partners, LLC, of which Mr. Kling is managing member. Mr. Kling disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On the Closing Date, the Company had loans and notes outstanding from Seller in the aggregate principal amount of $832,305 (the “Seller Note”), plus accrued interest thereon (which as of March 17, 2022 was $348,158), which represents amounts loaned to the Company to pay the Company’s expenses of operation. On December 31, 2021, Seller and the Company agreed that the due date of the Seller Note would be extended to December 31, 2022. The Seller Note was contributed by Seller to the capital of the Company on the Closing Date pursuant to the Agreement.

Effective as of October 1, 2007, the Company entered into a Services Agreement with Seller (the “Services Agreement”). The initial term of the Services Agreement was one year and was extended on a year-to-year basis. Under the Services Agreement, the Company was obligated to pay Seller a quarterly fee in the amount of $10,000 on the first day of each calendar quarter commencing October 1, 2007. A copy of the Services Agreement was attached to the Company’s Form 10-KSB for the period ended December 31, 2007 filed with the SEC on March 26, 2008 as Exhibit 10.1 thereto. The Services Agreement was terminated by mutual agreement as of June 30, 2021. All amounts owed under the Services Agreement were added to the principal amount of the Seller Note.

Except as otherwise set forth above, during the last two fiscal years, we have not entered into any material transactions or series of transactions that would be considered material in which any officer, director or beneficial owner of 5% or more of any class of our capital stock, or any immediate family member of any of the preceding persons, had a direct or indirect material interest. There are no such transactions presently proposed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company’s common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended December 31, 2021 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

YACHT FINDERS, INC.

Dated: March 25, 2022

By:	/s/ Jonathan Ledecky
Chief Executive Officer and Director

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